UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                                 ( AMENDMENT )*

                       Maui Land & Pineapple Company, Inc.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   577346-10-1
                                   -----------
                                 (CUSIP Number)


                                  April 5, 2005
                                  -------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                                [ ] Rule 13d-l(b)

                                [X] Rule 13d-l(c)

                                [ ] Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                       ------------------
CUSIP NO. 557345-10-1                                         PAGE 2 OF 6 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Claire C. Sanford
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

               5      SOLE VOTING POWER

  Number Of           124,211  (1)
    Shares     -----------------------------------------------------------------
 Beneficially
   Owned By    6      SHARED VOTING POWER
     Each
  Reporting           600,894 (1)
    Person     -----------------------------------------------------------------
     With
               7      SOLE DISPOSITIVE POWER

                      124,211 (1)
               -----------------------------------------------------------------

               8      SHARED DISPOSITIVE POWER

                      600,894 (1)
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        725,105 (1)
--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            [ ]

--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.8% (1)
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1)     The amounts shown are as of June 1, 2005.

SCHEDULE 13G

-----------------------                                       ------------------
CUSIP NO. 557345-10-1                                         PAGE  3 OF 6 PAGES
-----------------------                                       ------------------


ITEM 1(a). NAME OF ISSUER:

           Maui Land & Pineapple Company, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           120 Kane Street, PO Box 187, Kahului, Maui, HI 96733-6687


ITEM 2(a). NAME OF PERSON FILING:

           Claire C. Sanford

ITEM 2(b). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

           6 Eveleth Rd
           Gloucester, MA 01930

ITEM 2(c). CITIZENSHIP:

           United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           557345-10-1

SCHEDULE 13G

-----------------------                                       ------------------
CUSIP NO. 557345-10-1                                         PAGE 4 OF 6 PAGES
-----------------------                                       ------------------


ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

(a)[ ]     Broker or dealer registered under Section 15 of the Act (15 U.S.C.
           78o);

(b)[ ]     Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)[ ]     An investment adviser in accordance with l3d-l(b)(I)(ii)(E);

(f)[ ]     An employee benefit plan or endowment fund in accordance with 13d-1
           (b)(1)(ii)(F);

(g)[ ] Aparent holding company or control person in accordance with 13d-l(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]     Group, in accordance with l3d-l(b)(l)(ii)(J).


ITEM 4.    OWNERSHIP:

(a)        Amount Beneficially Owned: 725,105

(b)        Percent of class: 9.8%

(c)        number of shares as to which such person has:
(i)        Sole power to vote or to direct the vote:                     124,211
(ii)       Shared power to vote or to direct the vote:                   600,894
(iii)      Sole power to dispose or to direct the disposition of:        124,211
(iv)       Shared power to dispose or to direct the disposition of:      600,894


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] The J. Cameron Family Group no longer exists; however, Claire C. Sanford, as an individual, continues to beneficially own more than 5% of the issuer's common stock.

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP NO. 557345-10-1                                         PAGE 5 OF 6 PAGES
-----------------------                                       ------------------

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           399,104 shares that are reported in this Schedule 13G are owned by the Cameron Family Partnership, of which Claire C. Sanford, Mary C. Sanford, Richard H. Cameron and Francis E.C. Ort are General Partners, and 201,790 shares are owned by the J. Walter Cameron Trust, FBO the Sanford Family, of which Jared B.H. Sanford and Claire C. Sanford are two of the three co-trustees.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Inapplicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Inapplicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           On or about March 29, 2005, the Right of First Refusal Agreement, dated June 25, 1999, between Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron, and Mary C. Sanford, as Trustee of the Allan G. Sanford Trust, and Stephen M Case was terminated. The J. Walter Cameron Family Group as previously disclosed in prior Schedule 13D and 13G filings dissolved on or about April 5, 2005. As such, Ms. Sanford ceases to be a member of a group, although she continues to beneficially own, as an individual, more than 5% of the issuer's common stock. All further filings with respect to transactions in the issuer's common stock will be filed, if required, by members of the former Cameron Family Group, in their individual capacity. This Schedule 13G is being filed to report the dissolution of the Cameron Family Group and the current beneficial ownership of Claire C. Sanford.

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP NO. 557345-10-1                                         PAGE 6 OF 6 PAGES
-----------------------                                       ------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005


                                      /s/ Claire C. Sanford
                                      ----------------------------
                                      Claire C. Sanford


           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).